

Offering Statement

Vertically Integrated Cannabis Company

Seed Capital Raise

Phase I

December 2020

AphriHelios

Convertible debenture funding
information memorandum
December 2020

This information memorandum relates to the

Offer of convertible debentures of AphriHelios

Global, LLC - Operations - Series 3

Issuer

AphriHelios Global, LLC - Operations - Series 3

Wyoming Registration # 2020-000927561

FP: truCrowd

AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851



OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

THIS MEMORANDUM (THIS "MEMORANDUM") HAS BEEN PREPARED SOLELY FOR, AND IS BEING DELIVERED TO PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF CONVERTIBLE NOTES (THE "NOTES") IN APHRIHELIOS GLOBAL, LLC - OPERATIONS - SERIES 3 (THE "COMPANY"), A SERIES OF APHREHELIOS GLOBAL, LLC, A WYOMING SERIES LIMITED LIABILITY COMPANY. ANY REPRODUCTION OR DISTRIBUTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DISCLOSURE OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY IS PROHIBITED AND ALL RECIPIENTS AGREE THEY WILL KEEP CONFIDENTIAL ALL INFORMATION CONTAINED HEREIN AND NOT ALREADY IN THE PUBLIC DOMAIN AND WILL USE THIS MEMORANDUM FOR THE SOLE PURPOSE OF EVALUATING A POSSIBLE INVESTMENT IN THE COMPANY. BY ACCEPTING THIS MEMORANDUM, EACH PROSPECTIVE INVESTOR AGREES TO THE FOREGOING.

PROSPECTIVE INVESTORS SHOULD MAKE THEIR OWN INVESTIGATION OF THE INVESTMENT DESCRIBED HEREIN, INCLUDING THE MERITS AND RISKS INVOLVED AND THE LEGALITY AND TAX CONSEQUENCES OF SUCH AN INVESTMENT. EACH PROSPECTIVE INVESTOR SHOULD MAKE ITS OWN INQUIRIES AND CONSULT ITS ADVISORS AS TO THE PARTNERSHIP AND THIS OFFERING AND AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT IN THE INTERESTS.

THE COMPANY IS NOT MAKING ANY REPRESENTATION OR WARRANTY TO AN INVESTOR REGARDING THE LEGALITY OF AN INVESTMENT IN THE COMPANY BY SUCH INVESTOR OR ABOUT THE INCOME AND OTHER TAX CONSEQUENCES TO THEM OF SUCH AN INVESTMENT. FOR ANSWERS TO THOSE QUESTIONS, POTENTIAL INVESTORS SHOULD CONSULT THEIR PERSONAL LEGAL COUNSEL AND TAX ADVISORS.

THE INTERESTS OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH AUTHORITY OR COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. IN ADDITION, SUCH INTERESTS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED, IN WHOLE OR IN PART, EXCEPT AS PROVIDED IN THE OPERATING AGREEMENT REFERRED TO HEREIN. ACCORDINGLY, INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF AN INVESTMENT IN THE INTERESTS FOR AN INDEFINITE PERIOD OF TIME. THERE WILL BE NO PUBLIC MARKET FOR THE NOTES, AND THERE IS NO OBLIGATION ON THE PART OF ANY PERSON TO REGISTER THE NOTES UNDER THE ACT OR ANY STATE SECURITIES LAWS. INVESTMENT IN THE NOTES INVOLVES CERTAIN SIGNIFICANT INVESTMENT RISKS, INCLUDING LOSS OF AN INVESTOR'S ENTIRE VALUE OF INVESTMENT OR OTHER AMOUNT OF CAPITAL.

INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.


OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

THE NOTES ARE OFFERED SUBJECT TO PRIOR SALE, AND SUBJECT TO THE RIGHT OF THE COMPANY TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IN CONSIDERING THE PRIOR PERFORMANCE INFORMATION CONTAINED HEREIN, PROSPECTIVE INVESTORS SHOULD BEAR IN MIND THAT PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL ACHIEVE COMPARABLE RESULTS. NOTHING CONTAINED HEREIN SHOULD BE DEEMED TO BE A PREDICTION OR PROJECTION OF FUTURE PERFORMANCE OF THE COMPANY.

THIS MEMORANDUM IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPERATING AGREEMENT OF THE COMPANY AND THE NOTES AGREEMENT RELATED THERETO. NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. STATEMENTS IN THIS MEMORANDUM ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE HEREIN, AND NEITHER THE DELIVERY OF THIS MEMORANDUM AT ANY TIME, NOR ANY SUBSEQUENT SALE OF THE NOTES, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON OR ENTITY TO WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION. ADDITIONAL DISCLOSURE WITH RESPECT TO AN INVESTMENT IN THE COPMANY BY CERTAIN U.S. INVESTORS IS SET FORTH AT THE BACK OF THIS MEMORANDUM. PRIOR TO THE FINAL CLOSING OF THE SALE OF THE INTERESTS, THE COMPANY AND ITS AFFILIATES RESERVE THE RIGHT TO MODIFY ANY OF THE TERMS OF THE OFFERING AND THE NOTES DESCRIBED HEREIN.

CERTAIN INFORMATION CONTAINED HEREIN CONCERNING PERFORMANCE IS BASED ON OR DERIVED FROM INFORMATION PROVIDED BY INDEPENDENT THIRD-PARTY SOURCES. THE COMPANY BELIEVES THAT SUCH INFORMATION IS ACCURATE AND THAT THE SOURCES FROM WHICH IT HAS BEEN OBTAINED ARE RELIABLE. THE COMPANY CAN GUARANTEE THE ACCURACY OF SUCH INFORMATION, HOWEVER, AND NEITHER HAS INDEPENDENTLY VERIFIED THE ASSUMPTIONS ON WHICH SUCH INFORMATION ARE BASED.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, EACH PROSPECTIVE INVESTOR (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PROSPECTIVE INVESTOR) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX STRUCTURE AND TAX TREATMENT OF THE NOTES AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR OTHER TAX ANALYSES) THAT ARE PROVIDED TO THE PROSPECTIVE INVESTOR RELATING TO SUCH TAX STRUCTURE AND TAX TREATMENT; PROVIDED, HOWEVER, THAT SUCH DISCLOSURE SHALL NOT INCLUDE THE NAME (OR OTHER IDENTIFYING INFORMATION NOT RELEVANT TO THE TAX STRUCTURE OR TAX TREATMENT) OF ANY PERSON AND SHALL NOT INCLUDE INFORMATION FOR WHICH NONDISCLOSURE IS REASONABLY NECESSARY IN ORDER TO COMPLY WITH APPLICABLE SECURITIES LAWS.

CERTAIN INFORMATION CONTAINED IN THIS MEMORANDUM CONSTITUTES "FORWARD-LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "TARGET," "PROJECT," "ESTIMATE," "INTEND," "CONTINUE" OR "BELIEVE," OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. DUE TO VARIOUS RISKS AND UNCERTAINTIES, ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE COMPANY MAY DIFFER MATERIALLY FROM THOSE REFLECTED OR CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS.

Table of Contents



Section 1:

THE COMPANY



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

1. Name of issuer: AphriHelios Global LLC - Operations - Series 3

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

Name:	Darin Hickman	Forrest Branch	Brian Wheeler
Dates of Board Service:	July 6, 2020 -	July 6, 2020 -	July 6, 2020 -
Principal Occupation:	CEO	Managing Director	Entreprenuer
Employer:	AphriHelios Global LL	Kolagri	Kalahari Coffee
Dates of Service:	July 6, 2020 -	Jan 2017 -	Dec 2016
Employer's principal business:	Agri-processing, brand, & distribution	Agriculture	Restaurant
List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None			
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Tau Advisory Associates	Kolagri SARL	Kalahari Coffee
Employer's principal business:	Consulting	Agriculture	Hospitality
Title:	Managing Director	Managing Director	Owner
Dates of Service:	Jan 2007 -	Jan 2017 - Present	Dec 2016 - Present
Responsibilities:	Leadership of company	Leadership of company	Leadership of company



OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

OFFICERS OF THE COMPANY

Name:	Darin Hickman
Title:	Chief Executive Officer
Dates of Service:	July 6, 2020 -
Responsibilities:	Leadership of company

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
*AphriHelios Global LLC - HoldcCo - Series1	1,000,000 Common Shares	100%

AphriHelios Global LLC - HoldcCo - Series1 is held by:

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Forrest Branch	350,000	32.5%
Brian Wheeler	350,000	32.5%
Tau L7 Family LLC1	300,000	28%

1. Tau L7 Family LLC is Wyoming Series LLC of which Darin Hickman is a beneficiary



Section 2:

ANTICIPATED BUSINESS PLAN

















AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

INVESTMENT HIGHLIGHTS

Vertically integrated, pan-African medicinal cannabis business focused on leveraging Africa's competitive advantage as a low-cost producer to produce consistent high quality derivatives, APIs and brands targeted at specific niches

License to cultivate, extract, process, and export medicinal cannabis from 30,000 m2 . Company has the option of approaching the Lesotho government for permission to cultivate on additional hectares.

Established, highly experienced management team skilled in international business, finance, and agribusiness. The team has substantial relationships in various African countries that will facilitate expansion

Initiall growing will take place in Lesotho, which has an ideal climate for growing cannabis

First harvest and revenue expected Q4 2021

Preliminary relationships formed with potential offtake partners and brand acquisition targets.

INVESTING



OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

OVERVIEW

AphriHelios seeks to become a pan-African, vertically integrated medicinal cannabis company by leveraging Africa's, and particularly Lesotho's, comparative advantage as a low-cost producer. Warm climates, rich soil, and a long history and expertise in agriculture mean parts of the African continent have the potential to be pivotal markets for cultivation.

AphriHelios will vertically integrate through a phased approach that allows the company to sustainably migrate down the value chain. As the cultivation of cannabis becomes increasingly commoditized, the company believes Africa is ideally positioned to become a significant global player. AphriHelios will cement its position as a low cost producer while migrating to the more profitable retail brand and product ownership.

AphriHelios, through its Lesotho-registered subsidiary, CannaLeaf Pty, received its first license in November of 2019. The company received its license under the Lesotho Drugs of Abuse Act of 2008. The license has the following high-level terms:

Permission to cultivate, manufacture, supply or distribute, store, export, import, and transit cannabis and resin for medicinal, scientific or any other lawful use;

- An initial term of 10 years with a rolling annual renewal; and
- Cultivate an area of 30,000sqm
- Ability to cultivate medicinal or recreational cannabis.





OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

MEDICINAL CANNABIS

Cannabis is a herbaceous flowering plant that has historically been used for medicinal, recreational and industrial purposes.
Cannabis flower refers to the flowering or fruiting tops of the cannabis plant (excluding the seeds and leaves when not accompanied by the tops), from which resin has not been extracted[1]. Medicinal cannabis refers to a cannabis product which is administered with the aim to aid with or alleviate the symptoms of a disease, ailment or injury. This may be in the form of a regulated or non-regulated pharmaceutical product.

There are three main species of cannabis:
• Cannabis indica;
• Cannabis sativa; and
• Cannabis ruderalis.

Medicinal cannabis primarily involves the use of Cannabis sativa and Cannabis indica (or a hybrid of these two). Each species has distinct physical attributes, growth patterns and contains varying amounts of useful secondary metabolites, such as cannabinoids. Cannabinoids are chemical compounds that act on cannabinoid receptors found throughout the human body: nervous system, internal organs, connective tissues, glands and immune cells, collectively referred to as the endocannabinoid (eCB) system.

The eCB system has a homeostatic role, having been characterised as "eat, sleep, relax, forget, and protect."[2] It is known that eCBs have a role in the pathology of many disorders while also serving a protective function in certain medical conditions.

The eCB system is involved in the regulation of many physiological processes including pain, mood and appetite[4].

The two main cannabinoids contained within the cannabis flowers that interact with the eCB are tetrahydrocannabinol (THC) and cannabidiol (CBD)[5]. THC is responsible for the psychoactive properties of the cannabis plant, while CBD is a non-psychoactive compound that has physical effects on the human body[6].

Formulating differing ratios of THC and CBD in medicinal cannabis products creates the potential for a variety of medical applications in humans. In addition to THC and CBD, cannabis plants contain hundreds of other minor cannabinoids that play an important role in the medical application of cannabis[7]. These cannabinoids can act in concert with THC and CBD, in what is called the entourage effect[8].

Applications for Medicinal Cannabis

Australia's Therapeutic Goods Administration (TGA) provides guidance for the use of medicinal cannabis in the treatment of various diseases and conditions. These include:
• chronic pain;
• palliative care;
• epilepsy;
• management of nausea; and
• multiple sclerosis.

AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

1 Single Convention on Narcotic Drugs, New York, 30 March 1961, United Nations Treaty Series, vol. 520, No. 7515, p. 151, available from treaties.un.org/pages/ ViewDetails.aspx?src=TREATY&mtdsg_no=VI-15&chapter=6

2 McPartland JM, Duncan M, Di Marzo V, et al. Are cannabidiol and Δ9-tetrahydrocannabivarin negative modulators of the endocannabinoid system? A systematic review. Br J Pharmacol. 2014;172:737–753.

3 Kaur R, Ambwani SR, Singh S. Endocannabinoid system: A multifacet therapeutic target. Curr Clin Pharmacol 2016;11:110–117.

4 Bridgeman, M. B., & Abazia, D. T. (2017). Medicinal Cannabis: History, Pharmacology, And Implications for the Acute Care Setting. P & T : a peer-reviewed journal for formulary management, 42(3), 180–188, available from https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5312634/pdf/ptj4203180.pdf

5 El-Alfy, A. T., Ivey, K., Robinson, K., Ahmed, S., Radwan, M., Slade, D., & Ross, S. (2010). Antidepressant-like effect of delta9-tetrahydrocannabinol and other cannabinoids isolated from Cannabis sativa L. Pharmacology, biochemistry, and behavior, 95(4), 434–442. doi:10.1016/j.pbb.2010.03.004

6 Grant, I., Atkinson, J. H., Gouaux, B., & Wilsey, B. (2012). Medical marijuana: clearing away the smoke. The open neurology journal, 6, 18–25. doi:10.2174/1874205X01206010018

7 Radwan, M. M., Elsohly, M. A., Slade, D., Ahmed, S. A., Khan, I. A., & Ross, S. A. (2009). Biologically active cannabinoids from high-potency Cannabis sativa. Journal of natural products, 72(5), 906–911. doi:10.1021/np900067k

8 Russo E. B. (2019). The Case for the Entourage Effect and Conventional Breeding of Clinical Cannabis: No "Strain," No Gain. Frontiers in plant science, 9, 1969. doi:10.3389/fpls.2018.01969







AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Medical cannabis legality*
LEGAL

*US remains illegal at the federal level

Source: Prohibition Partners: The Global Cannabis Report November 2019

2.4.3 MARKET OPPORTUNITY

By 2024, the ***medicinal cannabis market is expected to be US$62.7B*** due to the pace of legalization of medicinal cannabis, globally.


OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

EUROPEAN MARKET

The total value of the European market is forecast to be US$2.47 billion in 2024 (driven strongly by its medicinal market, which accounts for over 90% of the total value). Growth will be driven, to a large degree, by the German market.

GERMAN MARKET HIGHLIGHTS

POPULATION
82.8 M

MIN. STATE PURCHASE OF DOMESTIC PRODUCT
650KG/YEAR

YEAR MEDICINAL CANNABIS LEGALISED
2017

IMPORTS OF MEDICAL CANNABIS FLOWER
6.7 TONS

NUMBER OF MEDICAL CANNABIS PATIENTS
60,000

WHOLESALE COST PER GRAM
€2.30

CONDITIONS TREATED

 **71% PAIN**
 **11% SPASTICITY**
 **8% ANOREXIA**
 **10% OTHER**











AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

TARGET INDUSTRY HIGHLIGHT

AphriHelios will focus on industry sectors that it believes are poised for long term growth. The untapped versatility of CBD and THC extracts means that it can be merged with practically any product, be it edible or applied to the body, such as a facial cream or deodorant.

Of particular interest is the global wellness market. The global wellness market is valued at over $4.5 trillion. Cannabis-derived products are quickly permeating this market segment.

GLOBAL WELLNESS ECONOMY:
$4.5 Trillion Market
Traditional & Complementary Medicine $360b
Wellness Real Estate $134b
Wellness Tourism $639b
Personal Care, Beauty & Anti-Aging $1,083b
Preventive & Personalized Medicine and Public Health $575b
Workplace Wellness $48b
Thermal /Mineral Springs $56b
Healthy Eating, Nutrition & Weight Loss $702b
Physical Activity $828b
Spa Economy $119b
Note: Numbers do not add due to overlap in segments. Dark colored bubbles are the sectors for which GWI conducts in-depth, country-level primary research. Light colored bubbles are sectors for which GWI aggregates global estimates only, drawing from secondary sources.
Source: Global Wellness Institute
GLOBAL WELLNESS INSTITUTE™



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

CULTIVATION & HARVESTING STRATEGY

AphriHelios' initial strategic focus will be developing, refining, and growing the company's expertise in large-scale cultivation and harvesting of consistently high-quality cannabis. While all aspects of the value chain are important, given Africa's natural endowments, concretizing this aspect of the value chain will be critical to the company's success as it migrates downstream. The income generated from the sale of flower and extract in Phase I will assist in funding the next phases. It will also serve as a stabilizing, risk-mitigating factor as the company enters new phases.

EXTRACTION & PROCESSING STRATEGY

The company will build small scale extraction facilities at each of its cultivation sites. However, as the company scales and expands geographically, it will centralize its large-scale extraction and processing to leverage cost efficiencies. Delaying acquisition of large-scale extraction and processing equipment will allow AphriHelios to better understand the market demands and technology needs in a quickly evolving landscape. Initially the output will be for export and sale to external clients. However, as the company evolves to Phases III and IV of development, the output will increasingly supply internal product needs and requirements.

PRODUCT & BRAND DEVELOPMENT STRATEGY

The consumer market for cannabis, and cannabis-derived products is fast-changing and evolving. Ranging from basic flower, oils, extract, and resin, to oils, topicals, health & beauty, edibles, beverages, and pharmaceutical applications, the range products expanding quickly. The company seeks to first identify attractive market segments, fully understand those segments and build brands and product ranges around those market segments.

GAP & GMP

All agricultural and manufacturing processes and infrastructure will be designed and built to Good Agricultural Practices (GAP) and Good Manufacturing Practices (GMP). AphriHelios will pursue Eu GMP accreditation within two quarters after constructing its extraction and manufacturing infrastructure.





FP: truCrowd

AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

AFRICA

Africa is the world's largest producer and consumer of cannabis

★ ★ ★ ★ ★

However, until recently, despite the widespread production and consumption, cannabis was illegal all African countries. That is quickly changing as multiple African countries have begun legalizing cannabis and/or hemp. Lesotho led the way in 2017 , very quickly followed by countries including Malawi, South Africa, Zimbabwe, Zambia, Uganda, and most recently Ghana.

Cannabis has been a part of the healthcare and folklore of the continent. It is thought that smoking pipes were first invented in sub-Saharan Africa as early as 600BC with traces of cannabis being found in Egyptian mummies. It is reported that ancient Egyptians used it to ward off depression and other psychological illnesses.

Given the historical prevalence of cannabis, there are generations of cannabis cultivation skills on the continent. Additionally, much of the continent has affordable land and low labor costs. These factors combined with ideal growing climates in many parts of the continent position Africa as a key potential supplier to the legal cannabis market.

AphriHelios will leverage the deep experience, absolute advantages, and emerging legislation in Africa, along the wide continental relationships and experience of the AphriHelios management to assist in becoming a dominant world player in the global cannabis market



Private companies have announced unconfirmed farming authorizations

Political candidate has supported liberalization

Public official has proposed liberalization

Legislation pending (Kenya)

Liberalization implemented in practice

C — Pending legal case challenging cannabis-control laws

R — Rastafarian challenges to cannabis law enforcement



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

LESOTHO

Despite being illegal, cannabis has long been recognized as a necessary part of the agricultural economy. It is estimated that 70% of the cannabis in South Africa came from Lesotho. In 2008, Lesotho introduced the Drugs of Abuse Act which repealed the Dangerous Medicines Act of 1973. In May 217, Lesotho became the first African nation to grant a license to grow medical cannabis legally. The license permits the manufacture, supply, export, and transport of medical cannabis and cannabis products from Lesotho.

Lesotho's advantages include:

- Ideal growing climate including 300 days of sun
- Access to competitively priced water and electricity
- Good infrastructure, including roads, power, equipment suppliers, telecoms, water, and security
- Experienced, low-cost work force
- Stable and supportive regulatory framework
- Attractive fiscal terms – 10% agriculture and manufacturing tax 10% and not tax on dividends
- Licenses the provide access to 30,000 m2 of cultivation space that can be increased through a request to the government.







AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Lesotho Fact Sheet

Location	Lesotho is an enclaved country within the border of South Africa. Only a 1hr flight south of Johannesburg.
Size	30,355km (44% the size of Tasmania)
Population	2.3 million
GDP	US $2.13 billion (2010)
Currency	Loti, pegged to the South African Rand
Independence	Part of British Commonwealth until 1966
Parliament	Constitutional monarchy
Legal System	Mix of Roman-Dutch Civil Law, English Common Law
Religion	95% Christian
Electricity	Hydroelectric plants
Education	Invests 12% GDP into education, highest in the world. Highest literacy rates in Africa (85% female, 68% male)
Altitude	Lesotho is the only nation in the world that lies completely above 1,000 metres in elevation. Its lowest point is 1,400 metres, which is the highest lowest-point in any country in the world.
Industry	Water exports to South Africa (20% GDP)
	Textiles (largest exporter of garments to US from sub-saharan Africa)
	Diamond Mining
	Agriculture

Sources: The World Factbook, Lesotho, https://www.cia.gov/library/publications/the-world-factbook/geos/lt.html
World Bank Group. The World Bank in Lesotho. https://www.worldbank.org/en/country/lesotho





AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

CULTIVATION & EXTRACTION FACILITIES

The Company will take a phased approach to the development and building of all facilities. To maximize flexibility, market responsiveness, and cost-effective scalability, facilities will be modular. Additionally, all developments will be designed to fit GAP and GMP requirements.

Based on the initial 3 hectares of cultivation space allocated in the Lesotho license, AphriHelios will have an annual dry flower production capacity of just over 33,000kg. As stated previously, as production requirements increase, the Company will have the option of approaching the Lesotho government for approval of additional cultivation space. It is also expected that production capacity will increase as the Company opportunistically expands its operations to other African countries.





*Aerial view of Butha-Buthe















AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

IMPLEMENTATION STRATEGY

STAGE 1

PHASE I

CULTIVATION & HARVESTING

0-12 mos.

- 3 Hectares of cultivation space
- 33,000kg dry flower production capacity
- Revenue generated via offtake agreement for dry flower and extract
- Initial processing via tolling/contract manufacturing
- GAP Cultivation

PHASE II

PROCESSING & EXTRACTION

12-24 mos.

- Build infrastructure to support extraction for all dry flower output
- Infrastructure & processes designed according to GMP requirements
- Revenue generated via offtake agreements for extract

PHASE III

API MANUFACTURING

24-36 mos.

- Build GMP API facilities
- Revenue generated from extracts and API offtake agreements

STAGE 2

PHASE IV

24+ mos.

BRAND DEV OR ACQUISITION

- Based on market analysis either develop new brands or acquire existing brands
- Revenue generated from extracts, API offtake, and income from brand products

RETAIL PRODUCT DEV

- Leveraging market research and intel accumulated in previous phases to develop and manufacture retail products focused on specific and targeted niches.
- Develop product manufacturing and packaging infrastructure

GCP → **GMP**

SALES & DISTRIBUTION
ONGOING DEVELOPMENT AND REFINEMENT

*Indicative design for illustration purposes only



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

SALES STRATEGY

In Stage 1 of implementation, AphriHelios will sell its output via offtake agreements. The company is currently developing and managing a pipeline of prospective offtake customers in the European market

EXIT STRATEGY

It is the goal of the company to execute a public listing within 3 years, subject to prevailing market conditions. While it is the intention of the Company to list within this time frame, no assurances can be made that this will occur.











AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

PEOPLE AND ORGANIZATION

KEY OPERATIONAL TEAM MEMBERS

MARCEL RATSIU, CHAIRMAN, CANNALEAF LESOTHO

Dynamic leader, Basotho national with extensive experience in African international trade & development

DARIN E. HICKMAN, CEO

Corporate explorer and former investment banker with over 20 years experience in leading start-ups and new initiatives in the US & Africa

PRESCIEN
HPRESCIE
PRESCIEN

FORREST P. BRANCH, DIRECTOR

SADC Region finance and investment professional (asset manager with ZAR2.7B in AUM), agribusiness value-chain innovator, agriculture investment holdings in Windhoek, Namibia, and Kolwezi, Democratic Republic of Congo

BRIAN D. WHEELER, DIRECTOR

Development professional with extensive experience leading projects, micro-enterprise development, and establishing partnerships with governments and international donors


OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

ADDITIONAL DIRECTORS



JULIA RATSIU, DIRECTOR, CANNALEAF LESOTHO

Background in Management Information Systems and IT Management



REFILOE MOTJOLOPANE, DIRECTOR, CANNALEAF LESOTHO

IT Specialist with passion for delivering ICT Solutions through formulating and executing agile IT Strategies and Governance Practices



JUSTINA MOTJOLOPANE, DIRECTOR, CANNALEAF LESOTHO

Mosotho businesswoman with background in banking and sales and marketing







AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

CORPORATE STRUCTURE

As the company grows and evolves, it will evolve its corporate ownership and management structures such that they maximize the company's ability to operate on a global scale in a flexible and efficient manner and is consistent with its strategy. The ownership structure will be set up such that it facilitates investment, allows the important repatriation of value to investors, mitigates risk, and best positions the company for a potential public listing.

AphriHelios Global LLC – Holding Company - Series 1 (Wyoming)
100%
AphriHelios Global LLC – LeaseCo - Series 5
100%
AphriHelios Global LLC – IPCo - Series 4
100%
AphriHelios Global LLC – Operations - Series 3
100%
AphriHelios Global LLC – ManCo - Series 2
100%
AphriHelios Global SA (South Africa)
70%
CannaLeaf Pty Ltd (Lesotho)

2.6.4 KEY SERVICE PROVIDERS AND ADVISORS

Moores Rowland
Lesotho auditor

Headie Horticulture
Cultivation Operation Technical Partner

Afriplex Medical Cannabis
GMP compliant extraction, processing, and manufacturing partner

HIGHOPES DESIGN
Leading cannabis branding & design agency

Deloitte.
Financial advisory, risk, and structuring advice

PharmOut®
Consulting Engineers providing, site selection, concept, and design services



Section 3:

RISKS



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

This is a brand-new company. We were formed in 2020, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We compete with other companies. A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point. money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

The company will need to raise additional money in the future. it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

We are selling convertible notes. The convertible notes will convert into equity securities in the event that the company: 1) sells preferred stock to outside investors where we raise at least $5 million; or 2) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $15 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on July 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our



OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment. acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third -party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic



OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

**There is no minimum capitalization for this offering and investors' subscription funds will
be used by us as soon as they are received.** There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the


OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



Section 4:

THE OFFERING

AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851



OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

THE OFFERING

9. What is the purpose of this offering?

The purpose of Phase I of the seed capital raise is to capital to fund the renewal of the Lesotho license, site selection, GACP/GMP infrastructure concept & development, preparation for the Series A capital raise, and basic operational costs.

10. How does the issuer intend to use the proceeds of this offering?

Uses	Min 10k	Phase 1
Lesotho License Renewal		$35,000
Building Concept & Design		$48,000
Concept & Design Development		$45,000
Site Selection Assistance		$3,000
Capital Raise Costs	$4,500	$0
Website updates	$1,000	
CPA Financial Reviews	$1,500	
Marketing &PR	$2,000	
Startup & G&A	$5,500	$15,440
Travel & Accommodation	$1,500	$3,000
General Brand Marketing & PR	$1,000	
Salary/Mgmt Fees	$1,500	$5,000
Misc G&A	$1,500	$7,440
TOTAL	**$10,000**	**$98,440**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.



OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

The Company is raising up to $107,000 USD in Convertible Notes. A summary of terms is found below:

Amount of Investment:	Up to $107,000. The investment may be made in multiple closings
Notes:	The Company will issue convertible notes in exchange for the amounts invested by the investors. The Notes will contain the provision set out in the Promissory Note
Interest:	Simple interest will accrue annually at a rate of 8%
Maturity Date:	24 months following the drawdown of the date of the investment
Valuation Cap:	$15,000,000 USD
Discount:	20%
Conversion to Equity:	If the company completes an equity financing in which it raises not less than $5,000,000 USD (excluding all existing indebtedness under the Notes) (Qualifying Equity Financing), then the Notes, together with all accrued and unpaid interest under the Notes will automatically convert into the highest class of shares issued on the Qualifying Equity Financing at the conversion price. The conversion price is the lower of (i) 80% of the price per share paid as part of the Qualified Financing, and (ii) the price per share obtained by dividing the Valuation Cap by the company's full-diluted capitalization immediately prior to the Qualifying Equity Financing.
Liquidity Event:	If the Company has a Liquidity Event (to be defined in the Note) prior to the conversion or repayment of the Notes, the investor may elect to either (i) receive a cash payment equal to the Investment Amount, plus all unpaid interest accrued on the Investment Amount or (ii) conver the Notes, plus all unpaid interest accrued on the Investment Amount, into the highest class of shares then in issue at a conversion price obtained by dividing the Valuation Cap by the Company's fully-diluted capitalization immediately prior to the Liquidity Event.
Maturity:	If the Notes remain outstanding on the Maturity Date, the Investors may elect to convert their Notes together with all accrued and unpaid interest into the highest class of share then in issue at a conversion price obtained by dividing the Valuation Cap by the Company's fully-diluted capitalization immediately prior to the Maturity Date.
Prepayment:	The Company may not repay all or any part of the Notes at any time before the Maturity Date (other than interest accrued on the Notes).



Section 5:

OWNERSHIP & CAPITAL STRUCTURE



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
	10,000,000	1,000,000	Yes X No ☐	Yes ☐ No X
				Specify:
Securities Reserved for Issuance upon Exercise or Conversion				
Class of Security				
Options:	1,000,000			

Cap Table Report
Pre-Seed (last transaction on 04 Jul 2020)

AphriHelios Global LLC
US

Name	Percentage (%)	Diluted	Number of shares	Address
Brian Wheeler Common Interest	32.50	16.25	325,000	
Forrest Branch Common Interest	32.50	16.25	325,000	
Tau L7 Family LLC Common Interest	28.00	14.00	280,000	
Kevin Clements Common Interest	7.00	3.50	70,000	
Total	100.00		1,000,000	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No





AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Valuation survey:

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).
These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Low Bound
$ 12,404,000
Pre-money valuation
$ 18,563,958
High Bound
$ 24,724,000
5 Valuation Methods
$ 4,701,866
Scorecard
$ 2,996,889
Checklist
$ 24,384,784
Venture Capital
$ 26,917,502
DCF with LTG
$ 76,022,220
DCF with Multiples
Method weights
30%
30%
16%
12%
12%



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

2The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$18,563,958.**

For purpose of determining the valuation cap for the convertible note, the company has elected to go with a slightly more conservative valuation of $15,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

• Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

• Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

• A sale of the issuer or of assets of the issuer:
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.



OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

• Transactions with related parties:

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Dr. Kenneth Greene	$16,000	50%	Sept. 21, 2021	

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all



Section 6:

FINANCIAL CONDITION

OF ISSUER



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
The company is a startup and has not started operating yet.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter: (See Appendix 1 - CEO Self Certification)

AphriHelios Global LLC
Profit & Loss
July 24 through November 24, 2020

		Jul 24 - Nov 24, 20
Ordinary Income/Expense		
Expense		
Bank Service Charges		
Checkbook Inc Fees	1.00	
Total Bank Service Charges		1.00
Corporate Services		100.00
Management Company Fees		1,778.00
Marketing		
Service Provider	696.56	
Total Marketing		696.56
Office Supplies		18.59
Postage		8.85
Rent Expense		
Rent South Africa	153.53	
Rent Expense - Other	218.87	
Total Rent Expense		372.40
Travel		15.80
Total Expense		2,991.20
Net Ordinary Income		-2,991.20
Net Income		**-2,991.20**


AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

AphriHelios Global LLC
Balance Sheet
As of November 24, 2020

	Nov 24, 20
ASSETS	
Current Assets	
Checking/Savings	
Bank Novo	6,971.80
Total Checking/Savings	6,971.80
Total Current Assets	6,971.80
Other Assets	
Expense Loans to Subs	
Expense Loans - CannaLeaf	6,347.00
Total Expense Loans to Subs	6,347.00
Total Other Assets	6,347.00
TOTAL ASSETS	**13,318.80**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	300.00
Total Accounts Payable	300.00
Other Current Liabilities	
Investor Loan	
Investor Loan - Dr. K Greene	16,000.00
Total Investor Loan	16,000.00
Shareholder Loans	
Shareholder Loan - D Hickman	10.00
Total Shareholder Loans	10.00
Total Other Current Liabilities	16,010.00
Total Current Liabilities	16,310.00
Total Liabilities	16,310.00
Equity	
Net Income	-2,991.20
Total Equity	-2,991.20
TOTAL LIABILITIES & EQUITY	**13,318.80**



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

AphriHelios Global LLC
Statement of Cash Flows
January 1 through November 24, 2020

	Jan 1 - Nov 24, 20
OPERATING ACTIVITIES	
Net Income	-2,991.20
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	300.00
Investor Loan:Investor Loan - Dr. K Greene	16,000.00
Shareholder Loans:Shareholder Loan - D HIckman	10.00
Net cash provided by Operating Activities	13,318.80
INVESTING ACTIVITIES	
Expense Loans to Subs:Expense Loans - CannaLeaf	-6,347.00
Net cash provided by Investing Activities	-6,347.00
Net cash increase for period	6,971.80
Cash at end of period	**6,971.80**



Section 7:

FINANCIAL PLAN





AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Forecast

Key Assumptions

The following are the key financial assumptions for this plan. These projections are based exclusively the cultivation of the 3Ha Lesotho and wholesale distribution of output. The Company's strategic plan includes development of hemp and medicinal cannabis products and brands commencing approximately, in month 24.

Cultivation Space: 3Ha
Licensing for Lesotho operations is $35,000 per year.
Extraction outsourced until Month 25

Revenue - Monthly

$USD Millions
Revenue



OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Expenses – Monthly



Revenue & EBITDA – Annual



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

PROFORMA STATEMENTS

Projected Consolidated Income Statement

	Year 1	Year 2	Year 3	Year 4	Year 5
NET REVENUES	0	6,392,704	17,565,086	26,644,833	32,774,913
COST OF REVENUE	0	1,942,118	3,919,205	5,494,549	6,386,121
% of Revenues		30.4%	22.3%	20.6%	19.5%
GROSS PROFIT	0	4,450,586	13,645,881	21,150,284	26,388,792
% of Revenues		69.6%	77.7%	79.4%	80.5%
OPERATING EXPENSES					
Sales & Marketing	0	517,635	1,076,254	1,530,242	1,836,746
Research & Development	0	0	0	0	0
General and Administration	153,000	678,333	835,000	835,000	835,000
Total Operating Expenses	153,000	1,195,969	1,911,254	2,365,242	2,671,746
% of Revenues		19%	11%	9%	8%
EARNINGS FROM OPERATIONS	(153,000)	3,254,618	11,734,627	18,785,042	23,717,046
EXTRAORDINARY INCOME / (EXPENSE)	0	0	0	0	0
EARNINGS BEFORE INTEREST & TAXES	(153,000)	3,254,618	11,734,627	18,785,042	23,717,046
INTEREST INCOME / (EXPENSE)	0	0	0	(9,000)	10,000
NET EARNINGS BEFORE TAXES	(153,000)	3,254,618	11,734,627	18,776,042	23,727,046
TAXES	0	(310,162)	(1,173,463)	(1,877,604)	(2,372,705)
NET EARNINGS	(153,000)	2,944,456	10,561,164	16,898,438	21,354,342
% of Revenues		46.1%	60.1%	63.4%	65.2%



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$9,200**
Maximum Amount	**2140**	**$107,000**	**$98,440**

Projected Consolidated Balance Sheet

	Begin	Year 1	Year 2	Year 3	Year 4	Year 5
ASSETS						
CURRENT ASSETS						
Cash	50,000	(103,000)	5,603,361	9,558,228	25,797,396	47,267,294
Accounts Receivable		0	0	1,820,431	2,393,191	2,889,330
Inventories		0	0	1,469,504	1,931,853	2,332,350
Other Current Assets		0	0	219,329	288,336	348,112
Total Current Assets	50,000	(103,000)	5,603,361	13,067,492	30,410,777	52,837,086
PROPERTY & EQUIPMENT	0	0	3,238,095	3,462,619	2,787,143	2,145,000
TOTAL ASSETS	50,000	(103,000)	8,841,456	16,530,111	33,197,920	54,982,086
LIABILITIES & SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Short Term Debt	0	0	0	0	100,000	0
Accounts Payable & Accrued Expen		0	0	1,908,162	2,508,526	3,028,574
Other Current Liab		0	0	219,329	288,336	348,112
Current portion of long term debt	0	0	0	0	0	0
Total Current Liabilities	0	0	0	2,127,491	2,896,862	3,376,686
LONG TERM DEBT (less current portion)	0	0	0	0	0	0
STOCKHOLDERS' EQUITY						
Common Stock	0	0	0	0	0	0
Preferred Stock	0	0	6,000,000	1,000,000	0	0
Retained Earnings		(153,000)	2,791,456	13,352,620	30,251,058	51,555,399
Total Equity	0	(153,000)	8,791,456	14,352,620	30,251,058	51,555,399
TOTAL LIABILITIES & EQUITY	0	(153,000)	8,791,456	16,480,111	33,147,920	54,932,086



AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Projected Consolidated Statement of Cash Flows

		Year 1	Year 2	Year 3	Year 4	Year 5
OPERATING ACTIVITIES						
Net Earnings		(153,000)	2,944,456	10,561,164	16,898,438	21,354,342
Depreciation		0	546,905	675,476	675,476	642,143
Working Capital Changes						
(Increase)/Decrease Accounts Receivable		0	0	(1,820,431)	(572,761)	(496,139)
(Increase)/Decrease Inventories		0	0	(1,469,504)	(462,349)	(400,497)
(Increase)/Decrease Other Current Assets		0	0	(219,329)	(69,007)	(59,776)
Increase/(Decrease) Accts Pay & Accrd Expenses		0	0	1,908,162	600,364	520,049
Increase/(Decrease) Other Current Liab		0	0	219,329	69,007	59,776
Net Cash Provided/(Used) by Operating Activities		(153,000)	3,491,361	9,854,868	17,139,168	21,619,897
INVESTING ACTIVITIES						
Property & Equipment		0	(3,785,000)	(900,000)	0	0
Other						
Net Cash Used in Investing Activities		0	(3,785,000)	(900,000)	0	0
FINANCING ACTIVITIES						
Increase/(Decrease) Short Term Debt		0	0	0	100,000	(100,000)
Increase/(Decrease) Curr. Portion LTD		0	0	0	0	0
Increase/(Decrease) Long Term Debt		0	0	0	0	0
Increase/(Decrease) Common Stock		0	0	0	0	0
Increase/(Decrease) Preferred Stock		0	6,000,000	(5,000,000)	(1,000,000)	0
Dividends Declared		0	0	0	0	(50,000)
Net Cash Provided / (Used) by Financing		0	6,000,000	(5,000,000)	(900,000)	(150,000)
INCREASE/(DECREASE) IN CASH		(153,000)	5,706,361	3,954,868	16,239,168	21,469,897
CASH AT BEGINNING OF YEAR		50,000	(103,000)	5,603,361	9,558,228	25,797,396
CASH AT END OF YEAR	50,000	(103,000)	5,603,361	9,558,228	25,797,396	47,267,294



Section 8:

OTHER MATERIAL INFORMATION



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ⌷predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No
(C) engaging in savings association or credit union activities?
☐ Yes ☑ No



FP: truCrowd

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in
the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No
If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction


OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30.

Once posted, the annual report may be found on the issuer's website at: www.aprhihelios.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

r§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.



Section 9:

Appendices



FP: truCrowd

AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,200**
Maximum Amount	**2140**	**$107,000**	**$98,440**

APPENDIX 1- CERTIFICATION

CERTIFICATION

I, Darin E. Hickman, certify that:

(1) the financial statements of AphriHelios Global LLC included in this Form are true and complete in all material respects; and

(2) the company has been in operation for less than one year and, as such, has not filed a tax return.

____

Darin E. Hickman

CEO

Date: November 1, 2020


AphriHelios Global LLC
6701 Democracy Blvd Suite
300 Bethesda, MD 20817
+1 301 861 0851

OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: Seed 001 _____

Date of Note: _____

Principal Amount of Note: $ _____

For value received **APHRIHELIOS GLOBAL, LLC - OPERATIONS - SERIES 3**, a Wyoming Series Limited Liability Company (the "*Company*"), promises to pay to the undersigned holder or such party's assigns (the "*Holder*") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 8% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after November __, 2020 (the "*Maturity Date*").

1. **BASIC TERMS.**

    (a) **Series of Notes**. This convertible promissory note (the "*Note*") is issued as part of a series of notes designated by the Note Series above (collectively, the "*Notes*"), and having an aggregate principal amount not to exceed $107,000 and issued in a series of multiple closings to certain persons and entities (collectively, the "*Holders*"). The Company shall maintain a ledger of all Holders.

    (b) **Payments**. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

    (c) **Prepayment**. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "*Majority Holders*").

    (d) **Most Favored Nations**. If, while this Note is outstanding, the Company issues other indebtedness of the Company convertible into equity securities of the Company, or amends any existing indebtedness convertible into equity securities of the Company, and such newly issued or amended indebtedness would have material terms that are more favorable, from the perspective of the Holder (the "*Other Debt*"), than the terms of this Note, then the Company will provide the Holder with written notice thereof, together with a copy of all documentation relating to the Other Debt and, upon request of the Holder, any additional information related to the Other Debt as may be reasonably requested by the Holder.



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

The Company will provide such notice to the Holder promptly (and in any event within 30 days) following the issuance of the Other Debt. In the event the Holder determines that the terms of the Other Debt are preferable to the terms of this Note, the Holder will notify the Company in writing within five days following the Holder's receipt of such notice from the Company. Promptly after receipt of such written notice from the Holder, but in any event within 30 days, the Company will amend and restate this Note to be substantially identical to the promissory note evidencing the Other Debt, excluding the principal and unpaid accrued interest.

2.   **CONVERSION AND REPAYMENT.**

(a)   **Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities ("*Equity Securities*") to investors (the "*Investors*") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $5,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)) (a "*Qualified Financing*"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Shares of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Shares and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

(b)   **Maturity Date Conversion**. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall upon the election of the Majority Holders given prior to the Maturity Date, convert as of the Maturity Date into shares of a newly created series of the Company's preferred shares on the terms and conditions set forth on **Exhibit A** at a conversion price equal to the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Shares of the Company as of the Maturity Date (assuming conversion of all securities convertible into Common Shares and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

(c)   **Change of Control**. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "*Change of Control*" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital shares of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is


OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(d)   **Procedure for Conversion**. In connection with any conversion of this Note into capital shares, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital shares into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital shares pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(e)   **Interest Accrual**. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3.   **REPRESENTATIONS AND WARRANTIES**.

(a)   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i)   **Organization, Good Standing and Qualification**. The Company is a series limited liability company duly organized, validly existing and in good standing under the laws of the State of Wyoming. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "***Material Adverse Effect***").

(ii)   **Corporate Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "***Board***") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii)   **Authorization**. All corporate action on the part of the Company, the Board and the Company's shareholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "***Conversion Securities***"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.


OFFERING STATEMENT

200 Units of Convertible Note
at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

(iv)   Governmental Consents.   All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v)   Compliance with Laws.   To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(vi)   Compliance with Other Instruments. The Company is not in violation or default of any term of its articles of organization or operating agreement, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(vii)   No "Bad Actor" Disqualification.   The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("*Disqualification Events*").   To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act.   For purposes of this Note, "*Company Covered Persons*" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(viii)   Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and the Conversion Securities (collectively, the "*Securities*") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix)   Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b)   Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

(i) **Purchase for Own Account**. The Holder is acquiring the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv) **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v) **Accredited Investor Status**. The Holder is an "accredited investor" as such term is defined in Rule 501 under the Act.

(vi) **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
200 Units of Convertible Note at $50 per Unit			
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vii) **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(viii) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. **EVENTS OF DEFAULT.**

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.



OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

5. **MISCELLANEOUS PROVISIONS.**

(a) **Waivers.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) **Transfers of Notes**. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d) **Market Standoff**. To the extent requested by the Company or an underwriter of securities of the Company, the Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of shares of the Company then owned by the Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "*IPO*") filed under the Securities Act. For purposes of this paragraph, "*Company*" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this paragraph and may impose stop transfer instructions with respect to the Securities and such other shares of shares of the Holder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

(e) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(f) **Governing Law**. This Note shall be governed by and construed under the laws of the State of Wyoming, as applied to agreements among Wyoming residents, made and to be performed entirely within the State of Wyoming, without giving effect to conflicts of laws principles.



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
200 Units of Convertible Note at $50 per Unit			
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

(g) **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h) **Counterparts; Manner of Delivery**. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days' advance written notice to the other party hereto.

(k) **Expenses**. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(l) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(m) **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(n) **Exculpation among Holders**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.


OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

(o)   **Senior Indebtedness**. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(p)   **Broker's Fees**. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

(q)   **California Corporate Securities Law**. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

The parties have executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first noted above.

COMPANY:

APHRIHELIOS GLOBAL, LLC - OPERATIONS - SERIES 3

By: _____

      Name: Darin Hickman
      Title: Chief Executive Officer

E-mail: darin@aphrihelios.com

Address: 6701 Democracy Blvd Suite 300
              Bethesda, Maryland 20817



OFFERING STATEMENT

200 Units of Convertible Note at $50 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

The parties have executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first noted above.

HOLDER (if an entity):

Name of Holder: _____

By: _____

Name: _____
Title: _____

E-mail: _____

Address: _____
_____
_____

HOLDER (if an individual):

Name of Holder: _____

Signature: _____

E-mail: _____

Address: _____
_____
_____


OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

EXHIBIT A

TERMS OF SERIES PREFERRED STOCK

Securities: A newly created series of Preferred Shares (the "**Series Preferred**")

Liquidation preference: In the event of a liquidation, dissolution or winding up of the Company, the Series Preferred will have the right to receive the original purchase price prior to any distribution to the Common Shares. The remaining assets will be distributed *pro rata* to the holders of Common Shares. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Conversion: The Series Preferred may be converted at any time, at the option of the holder, into shares of Common Shares. The conversion rate will initially be 1:1, subject to customary adjustments.

Automatic conversion: Each share of Series Preferred will automatically convert into Common Shares, at the then applicable conversion rate, upon (i) the closing of a firm commitment underwritten public offering of Common Shares, or (ii) the consent of the holders of at least a majority of the then outstanding shares of Series Preferred.

General voting rights: Each share of Series Preferred will have the right to a number of votes equal to the number of shares of Common Shares issuable upon conversion of each such share of Series Preferred. The Series Preferred will vote with the Common Shares on all matters except as specifically provided herein or as otherwise required by law.

Protective provisions: So long as any of the Series Preferred is outstanding, consent of the holders of at least a majority of the Series Preferred will be required for any action that: (i) alters any provision of the articles of organization if it would adversely alter the rights, preferences, privileges or powers of the Series Preferred; or (ii) changes the authorized number of shares of Series Preferred.

INVESTOR RIGHTS

Right to maintain proportionate ownership: Each holder of Series Preferred (or one or more of its affiliates) will have a right to purchase its *pro rata* share of any offering of new securities by the Company, subject to customary exceptions. The *pro rata* share will be based on the ratio of (x) the number of shares of Common Shares held by such holder (on an as-converted basis) to (y) the Company's fully-diluted capitalization (on an as-converted and as-exercised basis). This right will terminate on the earlier of (i) immediately prior to the Company's

Page 1 of Exhibit A


OFFERING STATEMENT

**200 Units of Convertible Note
at $50 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	2140	$107,000	$98,440

initial public offering or (ii) seven years after the financing.

Other Matters: *Market stand-off.* Holders of Series Preferred will agree not to effect any transactions with respect to any of the Company's securities within 180 days following the Company's initial public offering, provided that all officers, directors and 1% stockholders of the Company are similarly bound.